                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


           DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   009366105
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               HENRY LERNER, ESQ.
                      UNITED STATES AIRLEASE HOLDING, INC.
                                733 FRONT STREET
                                P.O. BOX 193985
                            SAN FRANCISCO, CA 94119
                            TELEPHONE:  415-627-9582
- --------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 5, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 11 PAGES.

                                  SCHEDULE 13D

CUSIP No. 009366105                                          Page 2 of 11 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             United States Airlease Holding, Inc.
             I.R.S. Identification No.: 94-3009222

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS

                AF
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California
________________________________________________________________________________

                7       SOLE VOTING POWER

  NUMBER OF
                        0
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                        1,025,000 Units
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON               0

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                        1,025,000 Units
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,025,000
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON

          CO, HC
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 009366105                                          Page 3 of 11 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             USL Capital Corporation
             I.R.S. Identification No.: 94-1360891

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS

                WC
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER

  NUMBER OF
                        0
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                        1,025,000 Units
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON               0

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                        1,025,000 Units
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,025,000 Units
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON

          CO, HC
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 009366105                                          Page 4 of 11 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ford Motor Company
             I.R.S. Identification No.: 38-0549190

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS

                AF
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER

  NUMBER OF
                        0
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                        1,025,000 Units
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON               0

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                        1,025,000 Units
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,025,000
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON

          CO
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 009366105                                          Page 5 of 11 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ford Holdings, Inc.
             I.R.S. Identification No.: 38-2890269

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS

                AF
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER

  NUMBER OF
                        0
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                        1,025,000 Units
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON               0

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                        1,025,000 Units
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,025,000
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON

          CO, HC
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                             Page 6 of 11 Pages

                                SCHEDULE 13D

        United States Airlease Holding, Inc., ("Holding"), USL Capital Corporation (formerly United States Leasing International, Inc.) ("USL Capital") and Ford Motor Company ("Ford") hereby amend their joint statement on
Schedule 13D (the "Schedule 13D"), as most recently amended and filed with the Securities and Exchange Commission on or about July 13, 1988, relating to the Depositary Units Representing Limited Partners' Interests ("Units") of Airlease Ltd., A California Limited Partnership (the "Partnership").

        The Schedule 13D is hereby amended as follows:

ITEM 1.  Security and Issuer

        Item 1 of the Schedule 13D is hereby amended to read in full as follows:

        This Schedule 13D relates to Units of the Partnership, the principal executive offices of which are located at 733 Front Street, San Francisco, California 94111.

ITEM 2.  Identity and Background

        Item 2 of the Schedule 13D is hereby amended to read in full as follows:

        This Schedule 13D is filed by Holding, a wholly-owned subsidiary of USL Capital, on its own behalf, on behalf of its parent USL Capital, a wholly-owned subsidiary of Ford Holdings, Inc. ("FHI"), on behalf of USL Capital's parent FHI, an indirect wholly-owned subsidiary of Ford, and on behalf of FHI's ultimate parent Ford. Holding is a California corporation with its principal place of business located at 733 Front Street, San Francisco, California 94111. USL Capital is a Delaware corporation with its principal place of business located at 733 Front Street, San Francisco, California 94111. FHI, which became an indirect wholly-owned subsidiary of Ford on September 1, 1989 and to which Ford transferred its interest in USL Capital on October 1, 1989, is a Delaware Corporation with its principal place of business located at Dearborn, Michigan. Ford is a Delaware corporation with its principal place of business located at Dearborn, Michigan.

        In May of 1996, Ford announced that it was pursuing the sale of USL Capital's businesses, and has since essentially completed (or completed arrangements for) the sale of USL Capital's six business units, as described below. Prior to these asset sales, USL Capital, directly and through its subsidiaries, provided leasing and financing to commercial and governmental entities, principally in the United States, including office and business equipment, large-balance transportation equipment, industrial and energy facilities, and commercial automobile fleets, as well as mortgage financing of income-producing real estate, full-service

                                                              Page 7 of 11 Pages

leasing to industrial shippers and railroads, municipal financing of essential-use equipment, and investment in publicly traded and privately placed preferred stocks and senior and subordinated debt of public and private companies. Since the May announcement, USL Capital has disposed of its rail services business, which manages a fleet of rail cars, and its fleet services business, which manages cars, vans and trucks for commercial customers. In addition, USL has sold its corporate and municipal housing bond and lease portfolios and has agreed to sell its transportation and industrial financing division (a portion of which sale is described in Item 6 hereof), its business equipment financing division and its real estate loan portfolio.

        Holding was formed to act as limited partner in the Partnership.

        FHI was incorporated by Ford for the principal purpose of acquiring, owning and managing certain assets of Ford. FHI presently is a holding company which owns primarily USL Capital and a part of Ford FSG, Inc., a holding company owning primarily Ford Motor Credit Company and a majority of Ford Credit Europe, plc and Associates First Capital Corporation.

        Ford is a manufacturing company engaged in the production and distribution of automobiles, trucks and other products, and through subsidiaries engages in automotive and general commercial financing, and certain other businesses.

        Information concerning the executive officers and directors of USL Capital, Holding, FHI and Ford and the principal occupations or employment of each such person are listed in Exhibits 1, 2, 3 and 4, respectively, attached hereto and incorporated herein by reference.

        To the knowledge of Holding, USL Capital, FHI and Ford, none of such persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations). To the knowledge of Holding, USL Capital, FHI and Ford, during the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of such persons, other than those officers and/or directors of Ford set forth below, is a citizen of the United States. Michael D. Dingman is a citizen of the Commonwealth of the Bahamas; Marie-Josee Kravis is a citizen of Canada and Switzerland; Jacques Nasser is a citizen of Australia; and Richard Parry-Jones and Henry D.G. Wallace are subjects of Great Britain.

                                                           Page 8 of 11 Pages

ITEM 3.      Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended to read in full as follows:

        All of the funds used for Holding's purchase of the Units were provided by USL Capital. USL Capital derived such funds from its working capital.

ITEM 4.      Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended to read in full as follows:

        Except as described in Item 6 below, neither Holding, USL Capital, FHI nor Ford has any plans which relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D.

ITEM 5.      Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended to read in full as follows:

        Holding beneficially and directly owns an aggregate of 1,025,000 Units, which represents approximately 22.2% of the total number of Units presently issued and outstanding. As the parent company of Holding, USL Capital is a beneficial indirect owner of the same 1,025,000 Units directly owned by Holding. As the parent company of USL Capital, FHI is the beneficial indirect owner of the same 1,025,000 Units directly owned by Holding and indirectly owned by USL Capital. As the ultimate parent company of FHI, Ford is a beneficial indirect owner of the same 1,025,000 Units directly owned by Holding and indirectly owned by USL Capital and FHI. Holding, USL Capital, FHI and Ford have shared voting and dispositive power over the 1,025,000 Units. Holding acquired all such Units on October 10, 1986 directly from the Partnership for a cash payment of $19.03 per Unit. Except as described in Item 6 below, neither Holding, USL Capital, FHI nor Ford has had any transactions in the Units in the past 60 days.

        The number of Units owned by each of the directors and executive officers of USL Capital, Holding, FHI and Ford and the nature of such ownership is set forth in Exhibits 1, 2, 3 and 4 respectively, attached hereto and incorporated herein by reference. To the knowledge of Holding, USL Capital, FHI and Ford, from a search of the records of the Partnership, no director or executive officer of either FHI or Ford owns any Units.

        To the knowledge of Holding, USL Capital, FHI and Ford, from a search of the records of the Partnership, no executive officer or director of any of them has had any transactions in the Units in the past 60 days.

                                                              Page 9 of 11 Pages


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is amended to read in full as follows:

        Pursuant to Section 8.4 of the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), Holding agreed to hold, except for transfers to related entities, (i) Units representing 20% of the total Units outstanding immediately after the initial public offering of the Units for the five-year period ended October 10, 1991 and (ii) at least 25% of such Units while Airlease Management Services, Inc. ("AMSI") or any related entity remains the general partner of the Partnership.

        Pursuant to the Underwriting Agreement, dated October 2, 1986, among AMSI, USL Capital, United States Airlease, Inc., and Dean Witter Reynolds Inc., Smith Barney, Harris Upham & Co. Incorporated, and Tucker, Anthony & R.L. Day, Inc., as Representatives of the several Underwriters, as amended, USL Capital has agreed that for the 10 year period ending October 10, 1996, AMSI will remain a related entity of USL Capital (unless to do so would materially and adversely affect the Partnership).

        USL Capital has entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of August 5, 1996 among BA Leasing & Capital Corporation (the "Purchaser"), USL Capital and Ford Motor Credit Company ("Ford Credit"), a wholly owned subsidiary of Ford, pursuant to which USL Capital agreed to sell to the Purchaser certain assets of USL Capital and its subsidiaries, including 793,750 Units (17.1622% of the outstanding Units) (the "Purchased Units") and all of the capital stock of Holding and AMSI (collectively, the "Airlease Purchased Assets"). The complete terms of the transaction are set forth in the Purchase Agreement attached to this Schedule 13-D as Exhibit 5 and incorporated herein by this reference.

        The Purchase Agreement provides that consummation of the purchase and sale of the Airlease Purchased Assets and the assumption of the related liabilities which are to be assumed by the Purchaser pursuant to the Purchase Agreement shall take place at two closings. Assuming required conditions to closing are satisfied, the first closing is scheduled to occur by approximately September 20, 1996 and the second closing is scheduled to occur on October 31, 1996. At the first closing, the Purchased Units will be sold to the Purchaser, and at the second closing the capital stock of AMSI and Holding will be sold to the Purchaser. If, however, the Initial Closing Date, as defined in the Purchase Agreement, does not occur prior to September 27, 1996, the purchase and sale of all Airlease Purchased Assets will take place at a single closing on January 15, 1997, assuming the applicable conditions to closing are satisfied.

                                                            Page 10 of 11 Pages

        At the closing at which the capital stock of AMSI and Holding is sold, USL Capital will deliver or cause to be delivered resignations of all directors and officers of AMSI and Holding who are employees of USL Capital, AMSI or Holding.

        Pursuant to Section 4.13 of the Partnership Agreement, AMSI agreed to use its best efforts to maintain a net worth sufficient such that the Partnership will be taxed as a partnership and not as an association taxable as a corporation for federal income tax purposes. At June 30, 1996, AMSI had total equity of approximately $14.1 million, of which $9 million consisted of a subordinated demand note of United States Airlease, Inc. (which has since been merged into USL Capital) in favor of AMSI. Pursuant to the Purchase Agreement, the Purchaser has agreed to arrange for the satisfaction by AMSI of the net worth requirements of the Partnership Agreement.

ITEM 7. MATERIAL FILED AS EXHIBITS

        The response in Schedule 13D to Item 7 is hereby amended as follows:

        The following exhibits are filed herewith:

        1. Directors and Executive Officers of USL Capital;
        2. Directors and Executive Officers of Holding;
        3. Directors and Executive Officers of FHI;
        4. Directors and Executive Officers of Ford;
        5. Asset Purchase Agreement dated as of August 5, 1996, among BA Leasing and Capital Corporation, USL Capital Corporation and Ford Motor Credit Company. The exhibits and schedules to the Asset Purchase Agreement are listed in the Table of Contents thereof. Holding, USL Capital, FHI and Ford by execution hereof agree to furnish supplementally to the Securities and Exchange Commission a copy of any of such exhibits or schedules upon request; and
        6. Agreement of Holding, USL Capital, FHI and Ford to file Schedule 13D jointly.

                                                            Page 11 of 11 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNITED STATES AIRLEASE HOLDING, INC.


Date: September 5, 1996                         /s/ Henry Lerner
                                        ------------------------------------
                                        By:         Henry Lerner
                                        Title:  Senior Vice President


                                        USL CAPITAL CORPORATION


Date: September 5, 1996                         /s/ Henry Lerner
                                        ------------------------------------
                                        By:         Henry Lerner
                                        Title:  Senior Vice President


                                        FORD HOLDINGS, INC.


Date: September 5, 1996                         /s/ Peter J. Sherry, Jr.
                                        ------------------------------------
                                        By:         Peter J. Sherry, Jr.
                                        Title:  Assistant Secretary


                                        FORD MOTOR COMPANY


Date: September 5, 1996                         /s/ Peter J. Sherry, Jr.
                                        ------------------------------------
                                        By:         Peter J. Sherry, Jr.
                                        Title:  Assistant Secretary